United States
          Securities and Exchange Commission
                Washington, D.C.  20549

                     Schedule 13G
       Under the Securities Exchange Act of 1934
                   (Amendment No. 1)


            United Wisconsin Services, Inc.
        ---------------------------------------
                   (Name of Issuer)


              Common Stock, no par value
        ---------------------------------------
            (Title of Class of Securities)


                       913236105
        ---------------------------------------
                    (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                     Schedule 13G

CUSIP No. 913236105

1.   NAME OF REPORTING PERSON.
          Ronald A. Weyers
     S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
          ###-##-####
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

          (a)  [     ]
          (b)  [     ]

3.   SEC USE ONLY.

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5.   SOLE VOTING POWER.
          910,070
6.   SHARED VOTING POWER.
          174,383
7.   SOLE DISPOSITIVE POWER.
          735,070
8.   SHARED DISPOSITIVE POWER.
          462,689*
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON.
          1,197,659
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
          7.1%
12   TYPE OF REPORTING PERSON.
          IN

* Includes 175,000 shares of UWS Common Stock as to which dispositive power is shared pursuant to a pledge agreement.

                     Schedule 13G

CUSIP No. 913236105

ITEM 1(a). NAME OF ISSUER
     United Wisconsin Services, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES.
     401 West Michigan Street
     Milwaukee, Wisconsin  53203-2896

ITEM 2(a). NAME OF PERSON FILING
     Ronald A. Weyers

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE
     3100 AMS Boulevard
     Green Bay, Wisconsin  54313

ITEM 2(c). CITIZENSHIP
     U.S.A

ITEM 2(d). TITLE OR CLASS OF SECURITIES
     Common Stock, no par value

ITEM 2(e).  CUSIP NUMBER
     913236105

ITEM 3.
     N/A

ITEM 4. OWNERSHIP
     (a)  Amount Beneficially Owned:  1,197,659
     (b)  Percent of Class:   7.1%
     (c)  Number of Shares as to which such person has:
        (i)  sole power to vote or direct the vote: 910,070
        (ii) shared power to vote or direct the vote: 174,383
        (iii)sole power to dispose or to direct the disposition of: 735,070
        (iv) shared power to dispose or to direct the disposition of: 462,689*

* Includes 175,000 shares of UWS Common Stock as to which dispositive power is shared pursuant to a pledge agreement.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     If this statement is being filed to report the
fact that as of the date hereof the reporting person
has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following
[  ].
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER     PERSON.
     N/A

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH    ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING  COMPANY.
          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE              GROUP.
          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          N/A

ITEM 10. CERTIFICATION
          N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated the 12th day of February, 1998.


                              /s/ Ronald A. Weyers
                              ----------------------
                              (Signature)

                              Ronald A. Weyers